

December 31, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ARK ETF Trust
        Issuer CIK: 0001579982
        Issuer File Number: 811-22883/333-191019
        Form Type: 8-A12B
        Filing Date: December 31, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the ARK DIET Q1 Buffer ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications